K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

June 12, 2017

VIA EDGAR
Ms. Ashley Vroman-Lee
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:
Eagle Capital Appreciation Fund (Registration Nos. 811-04338 and 002-98634), Eagle Growth & Income Fund (Registration Nos. 811-04767 and 033-07559) and Eagle Series Trust (Registration Nos. 811-07470 and 033-57986) (each a “Trust,” and together, the “Trusts”)

Dear Ms. Vroman-Lee:
The following are responses by and on behalf of the Trusts to the comments that you provided by telephone on June 1, 2017 to Kathy Kresch Ingber and Yoon Choo, regarding the Trusts’ joint preliminary proxy statement filed with the Securities and Exchange Commission (“SEC”) on May 26, 2017.  Your comments are set forth in italics and are followed by the Trusts’ responses. Defined terms used below have the same meanings as in the preliminary proxy statement.  The Trusts believe that the responses below fully address your comments.
1.
Will the Trusts file documents to reorganize the Trusts and, if applicable, each of their series, on a Form N-14 registration statement?  If a Form N-14 registration statement will not be filed, explain supplementally why such filing is not necessary and whether such decision is consistent with applicable no-action letter guidance.

The proposed Reorganizations do not require the filing of a registration statement on Form N-14.  Form N-14, General Instruction A, states that the Form should be used to register securities issued in: (1) a transaction of the type specified in Rule 145(a) under the Securities Act of 1933, as amended (“1933 Act”); (2) a merger in which a vote or consent of the security holders of the company being acquired is not required pursuant to applicable state law; (3) an exchange offer for securities of the issuer or another person; (4) a public reoffering or resale of any securities acquired in an offering registered on Form N-14; or (5) two or more of the transactions listed in (1) through (4) registered on one registration statement. The Reorganizations clearly will not be transactions described in items (2) through (5) of Form N-14, General Instruction A.  The Trusts also believe that item (1) does not apply because the Reorganizations are not transactions of the type specified in Rule 145(a) under the 1933 Act, for the reasons set forth below.
Rule 145(a) provides to investors the protections associated with the registration of securities issued in connection with certain reclassifications, mergers, consolidations and transfers of assets. However, the preliminary note to Rule 145 specifies that such transactions are subject to the rule’s registration requirements only when “an offer, offer to sell, offer for sale, or sale occurs when there is submitted to security holders a plan or agreement pursuant to which such holders are required to elect, on the basis of what is in substance a new investment decision, [emphasis added] whether to accept a

Ms. Ashley Vroman-Lee
June 12, 2017

new or different security in exchange for their existing security,” and that such transactions should be “subject to the [1933 Act’s] registration requirements.”
The Reorganizations will result in investors becoming shareholders of a Delaware statutory trust, rather than a Massachusetts business trust.  The preliminary proxy statement discusses the material differences between Massachusetts and Delaware law applicable to business trusts and statutory trusts, respectively, and the governing documents of the Trusts and the New Trust.  The Trusts believe that while the Reorganizations will result in the New Trust operating under new governing documents, the differences in the governing documents of the New Trust (vs. the Trusts) are not modifications constituting a change to the basic nature of the security and thus do not rise to the level of requiring shareholders of the Trusts to make “a new investment decision.”  In this regard, the provisions of the New Trust’s Declaration of Trust do not affect the economic interests of shareholders or the fundamental nature of shareholders’ investments in the Trusts.  Following the Reorganizations: (1) there will be no change in the number of shares or net asset value of the Trusts’ or series’ shares; (2) the series of the New Trust will assume the accounting and performance histories of the corresponding Trust or series; (3) each series of the New Trust will operate as an open-end management investment company with the same investment objectives, strategies and risks as the corresponding Trust or series; (4) the same trustees and officers of the Trusts will continue to perform the same functions for the New Trust; and (5) the investment adviser, administrator, distributor, custodian and transfer agent currently serving each Trust will serve the New Trust in the same capacities pursuant to contracts substantially identical to those presently in effect between such parties.  The Reorganizations are also expected to be tax-free for federal income tax purposes to the Trusts and their shareholders.
The Trusts respectfully submit that, even if the Reorganizations are treated as Rule 145(a) transactions, the Reorganizations qualify for the exemption under Rule 145(a)(2), which exempts from registration securities issued in connection with a “statutory merger or consolidation or similar plan of acquisition . . . [where] the sole purpose of the transaction is to change an issuer’s domicile solely within the United States.”  As stated in the preliminary proxy statement, the purpose of the Reorganizations is to combine the Trusts and change their domicile from Massachusetts to Delaware.  Other than the change of domicile which necessarily includes governing documents for the New Trust, no other change will be effected in the Reorganizations.
The SEC staff has provided “no-action” relief to investment companies that have effected changes to funds’ objectives, investment policies and restrictions, Board membership, and investment advisory agreements in the context of fund redomiciliations in reliance on Rule 145(a)(2).1  The Trusts believe that the scope of the “change in domicile exception” as interpreted by the SEC staff allows the New Trust’s governing documents to be effected in the larger context of the Reorganizations because these changes are naturally attendant to the redomiciliations.

1 The SEC staff has taken a “no-action” position in instances when corporate reorganizations have been accompanied by unrelated changes in fund structure or manner of investment.  See, e.g., Scudder Common Stock Fund, Inc. (pub. avail. Oct. 10, 1984) (reorganization of Massachusetts corporations into Massachusetts business trusts with proposed changes to investment objectives and fundamental investment restrictions).  The SEC staff has also provided no-action assurances where there is a change in domicile accompanied by “incidental” changes in legal form, structure and voting arrangements, see, e.g., Frank Russell Investment Company (pub. avail. Dec. 3, 1984) (reorganization of Maryland corporation into Massachusetts business trust accompanied by changes in shareholder voting rights), and even when the change in domicile is accompanied by changes beyond those “incidental” to the change in domicile. See, e.g., General Electric Capital Corp. (pub.

Ms. Ashley Vroman-Lee
June 12, 2017

2.
Rule 14a-4(a)(3) under the Securities Exchange Act of 1934, as amended (“1934 Act”), requires that the form of proxy “identify clearly and impartially each separate matter intended to be acted upon.”  The Trusts’ preliminary proxy statement discusses under “Purpose of the Reorganizations and Board Deliberations” certain differences in the Declarations of Trust of the Trusts and the New Trust. It is the staff’s position that the funds should consider “unbundling” changes to an investment company’s governing documents when there is a substantial change in shareholder rights on which shareholders should be provided an opportunity to vote.  The New Trust’s Declaration of Trust contains certain differences from the Trusts’ Declaration of Trusts including: quorum and voting changes, differing standards for removal of trustees, the ability to dissolve and terminate the New Trust without shareholder approval, the ability to merge and reorganize without shareholder approval, and new requirements relating to derivative actions.  In this regard, the staff refers the Trusts to the following guidance:  Unbundling of Proxy Proposals--Investment Company Charter Amendments, available at https://www.sec.gov/divisions/investment/guidance/im-guidance-2014-02.pdf, and the September 2004 Supplement to the Manual of Publicly Available Telephone Interpretations, available at https://www.sec.gov/interps/telephone/phonesupplement5.htm.

The Trusts do not believe that “unbundling” in separate proposals the matters identified in the staff’s comment is required under the proxy rules, other SEC rules or SEC interpretations and guidance.  The Reorganizations, which are “shell” reorganizations, are a form of fund merger under Rule 17a-8 of the Investment Company Act of 1940.2  Rule 14a-4 under the 1934 Act specifies that a proxy must give shareholders a choice to approve or disapprove “each separate matter intended to be acted upon.”  Under Rule 17a-8(c)(3), shareholders of a fund are required to vote only on a fund’s “participation in the merger.” Thus, the Trusts maintain that, in the context of a fund merger, avail. July 26, 2000) (reorganization of New York corporation into Delaware corporation where reorganization would result in more limited shareholder appraisal rights, establish a lower threshold for shareholder approval of merger, consolidation or sale, provide for dividend payments that could not be made under New York law and permit subscription by shareholders); PEMCO (pub. avail. May 31, 1988) (reorganization of New York limited partnership into Maryland corporation where: directors of successor were different persons from the general partners of the predecessor; new investment policies, strategies and restrictions were introduced; new sale and redemption policies were implemented; and the custodian and independent certified accountants were changed); and Aetna Variable Fund, Inc. (pub. avail Dec. 23, 1983) (reorganization from Maryland corporation into Massachusetts business trust where changes were made in governing documents to shareholder voting rights and expenses shifted under the investment advisory agreements requiring the payment of certain expenses by the trusts rather than the adviser).
2 Rule 17a-8(b)(1) broadly defines a “merger” to mean “the merger, consolidation, or purchase or sale of substantially all of the assets between a registered investment company (or a series thereof) and another company.”  In 2002, when the SEC adopted amendments to Rule17a-8, including imposing a federal shareholder approval requirement for certain fund mergers, commenters and the SEC assumed that shell reorganizations, particularly redomiciling transactions, would fall within the definition of “merger.”

Ms. Ashley Vroman-Lee
June 12, 2017

shareholders are required to vote on the Reorganizations and not each difference between the Trusts and the New Trust.

The Trusts believe that the SEC interpretations and guidance that the staff has referenced in the comment do not apply to the Reorganizations.  The September 2004 Supplement to the Manual of Publicly Available Telephone Interpretations on unbundling under Rule 14a-4(a)(3) in the context of mergers, acquisitions and similar transactions, addresses the combination of separate operating companies, effected directly or through a newly created acquisition vehicle.  The guidance does not address an investment company merger in the context of a redomiciliation, as contemplated by the Reorganizations.

The guidance issued by the Division of Investment Management on “Unbundling of Proxy Proposals--Investment Company Charter Amendments” also does not apply to the circumstances presented by the Reorganizations.  That guidance addresses when the unbundling of amendments to a fund’s governing documents may be necessary in light of the requirements of Rule 14a-4(a)(3).  In connection with Reorganizations, no amendments to the Trusts’ governing documents are proposed.  Rather, shareholders are being asked to approve a redomiciliation of the Trusts to Delaware and the continued operations of the Trusts or series thereof, as series of the New Trust which operates under its Declaration of Trust.

The SEC’s Compliance and Disclosure Interpretation dated January 24, 2014, regarding Rule 14a-4(a)(3) under the 1934 Act (“Interpretation”), directs that multiple matters that are so “inextricably intertwined” as to effectively constitute a single matter do not need to be unbundled.  The Trusts believe that, consistent with this Interpretation, the Trusts are not required to “unbundle” for a separate shareholder vote the material differences in the terms of the Declarations of Trust of the Trusts and the New Trust.

The Reorganizations, if approved, will result in the combination and redomiciliation of the Trusts from Massachusetts to Delaware.  Each Trust’s Board of Trustees approved the Reorganizations and the submission of the proposal to shareholder vote because the Board believes that the Delaware statutory trust form of organization offers advantages over the Trusts’ present form of organization as Massachusetts business trusts.  The Board of each Trust determined that the change to the Delaware statutory trust form and the adoption of the New Trust’s Declaration of Trust would provide the Trusts a more flexible governance structure which may permit the Trusts and their series to operate with greater efficiency, react more quickly to changes in competitive and regulatory conditions, and potentially realize cost savings over time.  The New Trust’s Declaration of Trust is an important means by which operational efficiencies may be realized.  As such, the material terms of the New Trust’s Declaration of Trust are an integral reason for the Reorganizations and are “inextricably intertwined” with the proposals as a whole.  Therefore, the Trusts believe that shareholders should vote on the Reorganizations as a whole.

Furthermore, the New Trust’s Declaration of Trust was prepared so that its provisions are internally consistent and also consistent with Delaware law applicable to statutory trusts.  Pulling out provisions of the Declaration of Trust for separate shareholder vote could lead to unintended consequences if shareholders approve or disapprove a specific provision, or combination of

Ms. Ashley Vroman-Lee
June 12, 2017

provisions.  In particular, it could negatively impact the coherence of the Declaration of Trust as a whole.  In addition, approval or disapproval of certain provisions could leave the New Trust with a Declaration of Trust that is better suited to operate under Massachusetts law rather than Delaware law, or even inconsistent with Delaware law, which would be a result that does not serve the purpose of the Reorganizations.

The Trusts note that the preliminary proxy statement contains, and the definitive proxy statement will contain, all material information about the differences between the Declarations of Trust of the Trusts and the New Trust necessary for shareholders of the Trusts to make an informed decision about whether to approve or disapprove the Reorganizations as a whole, including the New Trust’s Declaration of Trust.  If shareholders of the Trusts object to certain provisions in the New Trust’s Declaration of Trust, they have the option of voting against the Reorganizations.

The Trusts have reviewed a large sample of proxy statements filed by registered investment companies within the last five years involving redomiciliations where the acquiring trust’s governing documents contained material differences from the governing documents of the acquired trust.  In all but one case, these differences were treated as a part of the transaction as a whole, and were not “unbundled” for a separate shareholder vote.
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If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.
Sincerely,

/s/ Kathy Kresch Ingber

Kathy Kresch Ingber
cc:	Susan L. Walzer
Daniel R. Dzibinski
Carillon Asset Management, Inc.